Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

DECEMBER 31, 2003

AUDITORS’ REPORT

To the Shareholders of
Call-Net Enterprises Inc.

We have audited the consolidated balance sheets of Call-Net Enterprises Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the periods in the three years ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the periods in the three years ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
February 13, 2004 [except for note 21
which is as at February 20, 2004].	[signed] Ernst & Young LLP
Chartered Accountants

Call-Net Enterprises Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31
[millions of Canadian dollars]

	2003	2002

ASSETS
Cash and cash equivalents	56.5	34.1
Short-term investments	93.6	90.9

Cash, cash equivalents and short-term investments	150.1	125.0
Accounts receivable [note 3]	42.7	89.3
Other current assets [note 4]	48.9	4.4

Total current assets	241.7	218.7

Capital assets [note 5]	515.2	600.0
Other assets [note 6]	80.7	101.1

Total assets	837.6	919.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities [note 7]	159.1	159.4
Long-term liabilities [note 8]	424.1	511.8
Commitments and contingencies [notes 8, 11 and 12]
Shareholders’ equity
Capital stock [note 9]
Common Shares, unlimited authorized	49.8	50.3
Class B Non-Voting Shares, unlimited authorized	297.6	256.0
Preferred Shares, unlimited authorized	—	—
Deficit	(93.0)	(57.7)

Total shareholders’ equity	254.4	248.6

Total liabilities and shareholders’ equity	837.6	919.8

See accompanying notes

On behalf of the Board:

Lawrence G. Tapp Chairman	David A. Rattee Director

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31
[millions of Canadian dollars, except per share amounts]

			Pre-recapitalization

		Nine Months	Three
		Ended	Months
		Dec 31,	Ended
	2003	2002	March 31, 2002	2001

Revenue	805.3	598.9	201.8	928.4
Carrier charges	409.9	335.7	116.8	508.9

Gross profit	395.4	263.2	85.0	419.5
Operating costs	297.6	227.3	73.1	284.7
Restructuring and other charges [note 15]	7.0	30.5	—	1,109.7
Depreciation and amortization [notes 5 and 6]	156.8	120.3	41.8	213.1

Operating loss	(66.0)	(114.9)	(29.9)	(1,188.0)
Net gain on sale of capital assets and rights [note 5]	—	9.4	—	6.1
Gain on repurchase of long-term debt [note 8(a)]	—	93.1	—	—
Interest on long-term debt	(43.2)	(43.9)	(60.3)	(226.7)
Interest and other income (expense)	(5.7)	(2.9)	(0.8)	15.2
Foreign exchange gain (loss)	85.9	4.1	(1.8)	(139.2)

Loss before taxes	(29.0)	(55.1)	(92.8)	(1,532.6)
Income tax benefit (expense) [note 10]	(6.3)	(2.6)	1.0	7.9

Net loss for the period	(35.3)	(57.7)	(91.8)	(1,524.7)
Deficit, beginning of period	(57.7)	—	(2,759.4)	(1,234.7)

Deficit, end of period	(93.0)	(57.7)	(2,851.2)	(2,759.4)

Basic earnings (loss) per share [note 16]	(1.28)	(2.42)	(20.26)	(336.95)
Fully diluted earnings (loss) per share [note 16]	(1.28)	(2.42)	(20.26)	(336.95)

See accompanying notes

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
[millions of Canadian dollars]

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
		Dec 31,	March 31,
	2003	2002	2002	2001

OPERATING ACTIVITIES
Net loss for the period	(35.3)	(57.7)	(91.8)	(1,524.7)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	156.8	120.3	41.8	213.1
Interest and other (income) expense	1.3	3.2	(0.2)	(1.9)
Foreign exchange (gain) loss on long-term debt	(85.9)	(4.8)	1.8	137.6
Income taxes [note 10]	4.3	—	—	—
Gain on repurchase of long-term debt [note 8(a)]	—	(93.1)	—	—
Net losses on disposals and writedowns of capital assets [note 5]	—	1.3	—	21.9
Interest on long-term debt	—	—	35.7	130.8
Writedown of goodwill [note 15]	—	—	—	1,071.1
Future income taxes	—	—	(2.4)	(12.0)

Cash provided by (used in) operations before changes in non-cash working capital	41.2	(30.8)	(15.1)	35.9
Net change in non-cash working capital balances related to operations [note 17]	(7.5)	60.3	(8.3)	(63.1)

Cash provided by (used in) operating activities	33.7	29.5	(23.4)	(27.2)

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	(2.7)	12.3	217.2	(201.2)
Acquisition of capital assets [note 17]	(44.1)	(62.4)	(16.0)	(101.5)
Net proceeds on disposal of capital assets and rights [note 5]	7.8	6.7	—	37.9
Acquisitions [note 13]	(19.7)	(1.0)	—	1.9
Increase in deferred costs	(1.0)	—	(2.6)	—
Proceeds from sale of accounts receivable	10.0	—	—	—

Cash provided by (used in) investing activities	(49.7)	(44.4)	198.6	(262.9)

FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(2.2)	(0.1)	(0.1)	4.6
Issuance of Common Shares	40.6	—	—	—
Repurchase of long-term debt [note 8(a)]	—	(29.7)	—	—
Termination of cross-currency swaps	—	—	—	1.1

Cash provided by (used in) financing activities	38.4	(29.8)	(0.1)	5.7

Net increase (decrease) in cash and cash equivalents during the period	22.4	(44.7)	175.1	(284.4)
Cash and cash equivalents, beginning of period [note 1]	34.1	78.8	15.5	299.9

Cash and cash equivalents, end of period	56.5	34.1	190.6	15.5

See accompanying notes

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

1. BASIS OF PRESENTATION

Call-Net Enterprises Inc. [“the Company”], through its various subsidiaries, including Sprint Canada Inc., Call-Net Technology Services, Inc., Call-Net Communications Inc., Call-Net Carrier Services Inc. and AlternaCall Inc., is an alternative provider of long distance, data, local and wireless services to business and residential customers. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. These principles are also in conformity in all material respects with United States generally accepted accounting principles [“U.S. GAAP”] except as described in note 20.

Comparative Figures

In 2003, the Company changed the presentation of its consolidated statements of operations and deficit to remove the use of earnings measures not prescribed by Canadian GAAP or U.S. GAAP. Comparative figures have been reclassified to conform to the current year financial statement presentation. This reclassification has no effect on the Company’s net income (loss), consolidated balance sheets and consolidated statements of cash flows. The effects of the reclassification of the consolidated statement of operations and deficit are the elimination of the captions “Earnings (loss) before interest, taxes, depreciation and amortization and unusual items”, “Unusual items”, and “Earnings (loss) before interest, taxes, depreciation and amortization”, and the addition of the caption “Operating loss”.

Comparative consolidated financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative consolidated financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described below.

Financial Reorganization

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 in cash, and 80% of the equity in the recapitalized company.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(a)	the amendment of the Company’s authorized share capital to create three new classes of shares: Common Shares, Class B Non-Voting Shares and Preferred Shares, and the issuance of these Common Shares and Class B Non-Voting Shares in exchange for the Pre-recapitalization Shares;

(b)	the creation and issuance of the Senior Secured Notes and the issuance of the Common Shares and the Class B Non-Voting Shares in exchange for the Pre-recapitalization Notes;

(c)	the cancellation of all Pre-recapitalization Notes, Shares, Options, Entitlements and the termination of the Pre-recapitalization Stock Option Plan;

(d)	the consolidation of the Common Shares on a one for 20 basis and the consolidation of the Class B Non-Voting Shares on a one for 20 basis;

(e)	the adoption of the new Incentive Stock Option Plan [“Option Plan”], Shareholders’ Rights Plan [“Rights Plan”] and Restricted Stock Unit Plan [“RSUP”];

(f)	the reduction and determination of the Company’s stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Company has used an effective date of April 1, 2002. The Company’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ [“CICA”] Section 1625, “Comprehensive Revaluation of Assets and Liabilities”. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to the Company.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

The completion of the Company’s capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	April 1, 2002	Re-		Writedowns and		April 1, 2002
	Balance prior to	capitalization		fresh start		Balance after
	re-capitalization	adjustments		adjustments		adjustments

	[Restated]
ASSETS
Cash and cash equivalents	190.6	(111.8	)(1)(2)(3)	—		78.8
Short-term investments	103.2	—		—		103.2
Accounts receivable	110.6	—		—		110.6
Other current assets	58.4	(2.0	)(3)	—		56.4
Capital assets	736.2	—		(89.7	)(4)	646.5
Other assets	166.1	(45.9	)(5)	(0.1)		120.1

Total assets	1,365.1	(159.7)		(89.8)		1,115.6

LIABILITIES
Accounts payable and accrued liabilities	182.9	(13.1	)(6)	—		169.8
Future income tax liability	34.4	—		(34.4)		—
Long-term liabilities	2,662.9	(2,023.4	)(1)	—		639.5
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	—	1,342.6	(1)(2)(3)	(1,036.3)		306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1	)(1)	—		—
Deficit	(2,851.2)	1,870.3	(7)	980.9		—

Total liabilities and shareholders’ equity (deficiency)	1,365.1	(159.7)		(89.8)		1,115.6

(1)	Under the Plan of Arrangement, the Noteholders received a combination of:

a.	U.S.$72.7 of cash on the effective date of the transaction in addition to U.S.$9.2 paid in February 2002,

b.	shares equal to approximately 80% of the equity of the recapitalized Company and,

c.	U.S.$377.0 Senior Secured Notes due 2008.

Determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

(2)	Immediately after the Plan of Arrangement, Sprint Communications Company L.P. [“Sprint”] invested $25.0 in exchange for 5% of the post-recapitalization equity of the Company. Sprint also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

(3)	Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

(4)	Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, assets available

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

for sale of $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

(5)	The write-off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint.

(6)	Under the Plan of Arrangement, the accrued interest on all Pre-recapitalization Notes was eliminated and interest on the Senior Secured Notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7)	The Company used unrecorded tax loss carryforward balances of approximately $1,533 against the gain on retirement of the long-term debt.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Pronouncements

Effective January 1, 2003, the Company adopted the guidelines relating to the disclosure by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 14, “Disclosure of Guarantees”. See note 11 for full disclosure as required by this guideline.

During 2003, the CICA made changes to Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees which the Company had previously chosen to disclose (note 9). The Company will adopt these changes effective January 1, 2004 on a retroactive basis with restatement of prior periods. This change will result in an increase to net loss of $1.7 for the year ended December 31, 2003, an increase to the net loss of $1.2 for the nine months ended December 31, 2002, an increase to deficit of $2.9 as at December 31, 2003 and an increase to deficit of $1.2 as at December 31, 2002.

Effective January 1, 2004, the Company will adopt CICA Section 3063, “Impairment of Long-Lived Assets” that was issued during 2003. Adopting this section will impact the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. A loss is recognized on a long-lived asset held for use when its carrying value exceeds the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset’s net recoverable value (based on undiscounted cash flows) from its carrying value. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting this section.

During 2003, the CICA issued Section 3110, “Asset Retirement Obligations” which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and related asset retirement costs. The Company, which will adopt this section effective January 1, 2004, is currently reviewing the impact to the Company of this pronouncement.

During 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 sets out criteria for identifying variable interest entities and criteria for determining

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

what entity, if any, should consolidate them. The Company will adopt the disclosure requirements of AcG-15 effective January 1, 2004 and is currently reviewing the impact of the guideline.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s interest in its joint venture, NorthPoint Canada Enterprises Inc. (subsequently amalgamated and changed its name to 3989828 Canada Inc.), was accounted for by the proportionate consolidation method prior to becoming a wholly-owned subsidiary on January 10, 2001 [note 13]. All significant intercompany balances and transactions have been eliminated on consolidation.

Short-term Investments

Short-term investments are recorded at the lower of cost and market value. Short-term investments include investments with original maturities of 90 days or greater. Investments with maturities less than 90 days are classified as cash and cash equivalents.

Sale of Receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration other than for its retained interest in the transferred receivables has been received. When the Company sells its receivables, it derecognizes all receivables sold, recognizes at fair value the assets received and liabilities incurred, and records the gain or loss on sale in “Interest and other income (expense)”. Such gain or loss depends in part on the allocation of the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the Company’s retained interest in the receivables transferred based on their relative fair market value at the date of transfer. The Company estimates the fair value of its retained interest based on the expected cash flows to be realized from the retained interest using management’s best estimates of the credit losses. Retained interests are initially recorded at their allocated carrying amount. Any subsequent impairment in the value of the retained interest, other than a temporary decline, is recorded as a reduction to income.

Capital Assets

Capital assets are recorded at cost. Depreciation on all assets commences when the assets are put into service. Depreciation and amortization are being provided based on the estimated useful lives of the assets on a straight-line basis as follows:

Multiplex and telephone switch equipment	10 years
Fibre optic cable	20 years
Computer equipment and software	3 years
Buildings	15 to 40 years
Leasehold improvements	term of the lease
Furniture and fixtures	5 years

Fibre optic cable acquired or sold under an indefeasible right of use [“IRU”] agreement is included in capital assets. Any gain or loss resulting from a sale under an IRU agreement is recorded as a gain or loss on sale of capital assets.

Long-term Investments

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Long-term investments are recorded at cost. A decline in the value of an investment that is considered to be an other than temporary impairment in value is charged against income in the period that such determination is made.

Other Assets

Intangible Assets

Technology and product rights, customer relationships, trademarks and other intangible assets are recorded at cost.

Intangible assets with a definite life are assessed for impairment when events or circumstances indicate their carrying amount may not be recoverable. When the net carrying amount of an intangible asset with a definite life is not recoverable, and exceeds its fair value, the asset is written down with a charge against income in the period that such determination is made.

Amortization of intangible assets is provided on a straight-line basis as follows:

Financing costs	term of the financing
Customer relationships	3 to 10 years
Technology and product rights	10 years
Trademarks	10 years

Revenue Recognition

Substantially all of the Company’s revenues are derived from long distance, data, local and wireless telecommunications services. Revenues from these services are recognized based on either customer usage as measured by the Company’s switches or by contractual agreement when provided.

Revenues from the sale of goods are recognized when goods are delivered and accepted by customers.

Revenues from wireless communications services are recognized as the services are provided. The Company expenses equipment subsidies related to the acquisition of new wireless service customers upon activation. Other sales and marketing expenses are recognized as incurred.

Stock-based Compensation Plans

The Company has three stock-based compensation plans [note 9]. Under the Option Plan no compensation expense is recognized when stock options with no cash settlement features are issued to employees or directors. Direct awards of stock to employees and stock options awarded to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. Any consideration paid by employees, directors or non-employees on exercise of stock options is credited to capital stock. Under the RSUP, the Company recognizes compensation expense based on the current market value of the underlying shares. Under the Deferred Share Unit Plan [“DSUP”], compensation expense is recognized in the amount of the participants’ remuneration as their services are provided. The related accrued liability is adjusted to the market price of the underlying shares as applicable at each balance sheet date.

Translation of Foreign Currencies

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Foreign currency transactions entered into by the Company and the accounts of its foreign subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rate of exchange and any gains or losses are reflected in income. Capital and other assets are translated at rates prevailing at the time of the transaction. Revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing at the time of the transaction, except for depreciation and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Long-term debt denominated in foreign currencies is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating this long-term debt are reflected in income.

Derivative Financial Instruments

In the past, the Company entered into cross-currency swap agreements to manage risks associated with its U.S. dollar denominated Senior Discount Notes and Senior Notes. The net receipt or payment under these agreements was recorded on an accrual basis as an adjustment to interest expense. The costs associated with entering into the cross-currency swaps were amortized over the term of the loan on a straight-line basis. When such agreements designated as hedges were terminated, the resulting gain or loss was recognized in net income in the year of termination. To the extent the Company enters into derivative contracts, which do not qualify for hedge accounting, such derivative contracts are recorded at fair value and are marked to market.

The Company does not enter into financial instruments for trading or speculative purposes.

Income Taxes

Income taxes are accounted for using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. ACCOUNTS RECEIVABLE

	2003	2002

Trade receivables	46.5	98.9
Other	2.4	4.1
Allowance for doubtful accounts	(6.2)	(13.7)

	42.7	89.3

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

In 2003, the Company entered into a five-year accounts receivable securitization program whereby the Company will sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the “Trust”) to a maximum of $55.0, of which $10.0 was utilized as at December 31, 2003. The Company will remain exposed to certain risks of default on the amount of the receivables under securitization. The Company will retain servicing responsibilities, and will have a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales will be on a fully-serviced basis and the Company will not receive any fees for its on-going servicing responsibilities. The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

During the year ended December 31, 2003, the Company recognized a loss of $3.6 (2002 – nil) on the securitization of receivables, and a loss on servicing of $0.3 (2002 – nil). In 2003, the Company measured the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately 2.7% to 2.9%. The sensitivity of the current fair value of the retained interest to a 10 to 20 per cent adverse change in this assumption is not material.

Cash flows from the securitization for the year are as follows:

2003

Proceeds from new securitizations during the year	10.0
Proceeds from collections reinvested during the year	85.8
Proceeds from collections pertaining to the retained interest during the year	162.2

4. OTHER CURRENT ASSETS

	2003	2002

Retained interest in securitized receivables	41.2	—
Other	7.7	4.4

	48.9	4.4

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

5. CAPITAL ASSETS

	2003			2002

		Accumulated
		Depreciation			Accumulated
		and			Depreciation and
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value

Multiplex and telephone switch equipment	467.4	128.8	338.6	452.3	56.5	395.8
Fibre optic cable	106.1	12.5	93.6	108.8	5.5	103.3
Computer equipment and software	144.8	87.1	57.7	115.1	46.8	68.3
Buildings	14.1	0.7	13.4	14.6	0.3	14.3
Leasehold improvements	11.1	6.2	4.9	10.8	1.6	9.2
Furniture and fixtures	10.4	3.9	6.5	10.4	1.9	8.5
Land	0.5	—	0.5	0.6	—	0.6

	754.4	239.2	515.2	712.6	112.6	600.0

Details of depreciation expense are as follows:

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	Mar 31, 2002	2001

Depreciation	129.4	102.0	33.2	135.9

Included in capital assets are assets under construction and not yet depreciating of $18.0 (2002 - $19.9).

Included in fibre optic cable assets are right-to-use fibres under IRU agreements with original terms extending to 20 years and net book value totalling $3.3 (2002 - $5.8).

In 2003, the Company entered into an agreement to provide an indefeasible right of use for fibre optic cable having a net book value of $0.5 for proceeds of $0.8, and to provide certain maintenance services. The Company also entered into an agreement to dispose of fibre optic cable having a net book value of $2.3 and to provide certain maintenance services. Related expenses to complete the agreement were $0.1 and proceeds were $3.6. The resulting gains on disposal of $0.3 and $1.2, respectively, will be recognized ratably over the 20-year term of the service agreements.

The Company also disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9, and equipment having a net book value of $0.3 for proceeds of $0.3, resulting in a net gain/loss of $nil.

In 2002, the Company reached an agreement to settle several unresolved matters relating to fibre swaps. As a result of this settlement, the Company received cash proceeds of $4.4 and has recorded a gain of $4.9. The Company also disposed of certain intangible rights under a licensing agreement for cash proceeds of $2.3, and a receivable of $2.2, resulting in a gain of $4.5. The remaining cash proceeds were received in 2003.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

In 2001, the Company disposed of certain non-revenue generating switch equipment having a book value of $4.3 for proceeds of $0.9 resulting in a loss of $3.4. In addition, the Company realized gains of $9.4 on sales of certain assets and settlement of certain fibre swaps.

6. OTHER ASSETS

	2003			2002

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Customer relationships	113.8	45.7	68.1	104.4	18.3	86.1
Prepaid right of way	6.9	—	6.9	8.6	—	8.6
Deferred costs	5.3	—	5.3	6.0	—	6.0
Investment in Cybersurf Corp.	0.4	—	0.4	0.4	—	0.4

	126.4	45.7	80.7	119.4	18.3	101.1

Details of amortization expense are as follows:

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	Mar 31, 2002	2001

Amortization	27.4	18.3	8.6	77.2

During 2003, the Company acquired customer relationships valued at $13.7 and recorded a reduction of $4.3 [2002 – nil] relating to the benefit of tax items that arose prior to the application of fresh start accounting.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002

Accrued liabilities and trade payables	72.3	61.1
Carrier payables	49.5	68.7
Commodity, capital and income tax liabilities	19.6	16.4
Payroll related liabilities	14.8	7.4
Other	2.9	5.8

	159.1	159.4

8. LONG-TERM LIABILITIES

	Interest Rate	2003	2002

(a) Senior Secured Notes due 2008	10.625%	387.1	473.1
(b) Right of way liability	10.0%	37.0	38.7

		424.1	511.8

(a) Senior Secured Notes due 2008

During 2002, the Company purchased for cancellation a total of U.S.$77.5 of the outstanding U.S.$377.0 Senior Secured Notes due 2008 at market prices. The total cost of these purchases to the Company was $29.7 resulting in a gain of $93.1.

The Company’s remaining outstanding U.S.$299.5 Senior Secured Notes mature on December 31, 2008. The Senior Secured Notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The Senior Secured Notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Senior Secured Notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The Senior Secured Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the Senior Secured Notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b) Right of way liability

The right of way liability represents the net present value of payments to be made under right of way agreements with terms ranging from 1 to 20 years. The associated assets for the right of ways are recorded in capital assets.

The future payments for the next five years and thereafter are as follows:

2004	4.8
2005	4.9
2006	4.8
2007	4.8
2008	4.8
Thereafter	44.1

Total future minimum payments	68.2
Less imputed interest at 10%	(29.9)

38.3
Less current portion	(1.3)

37.0

9. CAPITAL STOCK

Common Shares

The Company is authorized to issue an unlimited number of the Common Shares. The holders of the Common Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares are convertible, at the option of the Common Shareholders at any time into Class B Non-Voting Shares on a share-for-share basis. The Common Shares may be subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada). The Common Shares rank pari passu with the Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Class B Non-Voting Shares

The Company is authorized to issue an unlimited number of the Class B Non-Voting Shares. The holders of the Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company except for votes affecting Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible, at the option of the Class B Shareholders, at any time into Common Shares on a share-for-share basis, in certain circumstances. The Class B Non-Voting Shares rank pari passu with the Common Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Preferred Shares

The Company is authorized to issue an unlimited number of the Preferred Shares, although no Preferred Shares were issued in connection with the Plan of Arrangement. However, as part of consideration for entering into a commercial agreement with the Company [note 11], Sprint was issued one Preferred Share (for a value of 1 dollar) and is the first holder of the Preferred Shares. There were no other Preferred Shares outstanding at December 31, 2003. The Preferred Shares are generally non-voting and have no right to dividends. Preferred Shares entitle the holder to nominate and elect two directors of the Company. The Preferred Shares also have a priority right over all other classes of shares to receive a return of capital equal to 1 dollar per Preferred Share upon the liquidation, dissolution or winding up of the Company.

Number of Shares	Common	Class B	Preferred

Balance, December 31, 2002	4,051,227	19,788,411	1
Issued during the twelve months ended December 31, 2003	—	11,500,000	—
Issued pursuant to restricted stock units	239,499	—	—
Issued pursuant to stock options	883	—	—
Converted during the twelve months ended December 31, 2003, net	(80,751)	80,751	—
Fractional shares eliminated due to conversions during the twelve months ended December 31, 2003	(19)	(10)	—

Balance, December 31, 2003	4,210,839	31,369,152	1

Dollars	Common	Class B	Preferred

Balance, December 31, 2002	50.3	256.0	—
Issued during the twelve months ended December 31, 2003	—	40.6	—
Issued pursuant to restricted stock units	0.5	—	—
Issued pursuant to stock options	—	—	—
Converted during the twelve months ended December 31, 2003, net	(1.0)	1.0	—

Balance, December 31, 2003	49.8	297.6	—

During 2003, the Company issued 11,500,000 Class B Non-Voting shares at a price of $3.75 per share. Net proceeds to the Company after deducting fees and expenses was $40.6.

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 Common and Class B Non-Voting Shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the Board of Directors. The number of Common Shares and Class B Non-Voting Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding Common Shares and Class B Non-Voting Shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3% each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

	December 31, 2003

		Weighted – Average
	Number	Exercise Price
Common Shares	Outstanding	Per Share

Balance, December 31, 2002	926,250	8.25
Granted during the twelve months ended Dec 31, 2003	517,500	2.42
Exercised during the twelve months ended Dec 31, 2003	(883)	0.65
Cancelled during the twelve months ended Dec 31, 2003	(86,800)	6.99

Balance, December 31, 2003	1,356,067	6.11

Exercisable, December 31, 2003	9,100	0.66

The following table summarizes information about the Common Shares stock options outstanding at December 31, 2003:

Common Shares

	Options Outstanding			Options Exercisable

		Weighted – Average
		Remaining	Weighted – Average		Weighted – Average
Range of Exercise	Number Outstanding	Contractual Life in	Exercise Price	Number Exercisable	Exercise Price
Prices	at Dec 31, 2003	Years	Per Share	at Dec 31, 2003	Per Share	Expiry Dates
$0.65 to $0.80	29,067	5.6	$0.66	9,100	$0.66	2009
$1.80	377,500	6.2	$1.80	—	—	2010
$4.35	108,000	6.6	$4.35	—	—	2010
$5.15	11,800	6.8	$5.15	—	—	2010
$8.50	829,700	5.3	$8.50	—	—	2009

During the twelve months ended December 31, 2003, there were no stock options granted for which Class B Non-Voting Shares have been reserved. As at December 31, 2003, there were no Class B Non-Voting Shares stock options outstanding. For stock options granted to employees, had the Company determined compensation costs based on their fair values at grant dates of the stock options consistent with the method prescribed by CICA Handbook Section 3870, the Company’s income/(loss) would have been reported as the pro forma amounts below:

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	Mar 31, 2002	2001

Loss	(35.3)	(57.7)	(91.8)	(1,524.7)
Pro forma loss	(37.0)	(58.9)	(91.8)	(1,524.7)
Pro forma basic and diluted loss per share	(1.34)	(2.47)	(20.26)	(336.95)

The weighted average fair value for options granted during the year ended December 31, 2003 is $1.61 and the nine month period ended December 31, 2002 is $5.60. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001

Risk free interest rate	2.85% to 3.50%	3.26% to 5.47%	—
Expected dividend yield	0%	0%	—
Expected volatility, Common Shares	107.6% to 108.3%	64.8% to 90.7%	—
Expected time until exercise, in years	3.0	3.0 to 7.0	—

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 15% or more of the Common Shares, or 20% of the aggregate Shares of the Company, the shareholders and the Board of Directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Restricted stock units [“RSU’s”] are subject to vesting provisions, which may include, at the discretion of the Board of Directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the Common Shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 shares. The maximum term for any RSU is three years. The outstanding RSU’s vest in three annual installments of 33.3% each. The resulting compensation expense recorded for the twelve months ended December 31, 2003 is $1.6 [2002 – $0.1].

The following is a continuity of RSU’s outstanding for which Common Shares have been reserved:

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Restricted Stock Units

December 31, 2003

Number Outstanding

Balance, December 31, 2002	585,500
Settled during year ended December 31, 2003	(239,499)

Balance, December 31, 2003	346,001

Deferred Share Unit Plan

On July 29, 2003 the Company adopted a Deferred Share Unit Plan [“DSUP”]. Participants of the DSUP can elect to receive a portion of their annual compensation in the form of Deferred Share Units [“DSU’s”]. The number of DSU’s received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the Common Shares or Class B Non-Voting Shares as applicable on the Toronto Stock Exchange. DSU’s are redeemable upon the departure of the participant from the Company by the delivery of Common Shares or Class B Non-Voting Shares as applicable, equal to the number of DSU’s credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSU’s credited to the participant’s account multiplied by the five trading day average of the closing price of the applicable shares on the Toronto Stock Exchange on the date of termination. If shares are to be delivered, the shares will be purchased on the Toronto Stock Exchange by an independent administrator. The resulting additional compensation expense recorded during the twelve months ended December 31, 2003 is negligible.

The following is a continuity of DSUP’s outstanding for which Common Shares have been reserved:

Deferred Share Units

December 31, 2003

Number Outstanding

Balance, December 31, 2002	—
Issued during the year ended December 31, 2003	8,892
Settled during the year ended December 31, 2003	(1,694)

Balance, December 31, 2003	7,198

Pre-recapitalization Common Shares

The Company was authorized to issue an unlimited number of Common Shares. The holders of Common Shares were entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares were subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada).

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Pre-recapitalization Preferred Shares

The Company was authorized to issue in series an unlimited number of Preferred Shares of which none were outstanding at December 31, 2002 and 2001. The Board of Directors determined the rights and attributes when each series was issued.

Pre-recapitalization Class B Non-Voting Shares

The Class B Non-Voting Shares were created in October 1993 when each Common Share then outstanding was converted into one Common Share and one Class B Non-Voting Share.

The Class B Non-Voting Shares ranked pari passu with the Common Shares and Class C Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class B Non-Voting Shares were not entitled to vote at any meeting of shareholders of the Company.

Pre-recapitalization Class C Non-Voting Shares

The Class C Non-Voting Shares could not be held by parties other than Sprint, its affiliates and permitted associates. The Class C Non-Voting Shares ranked pari passu with Common Shares and Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class C Non-Voting Shares were not entitled to vote at any meeting of shareholders of the Company. However, the holders of the Class C Non-Voting Shares were entitled to elect up to three directors of the Company as long as they maintained a significant equity interest in the Company.

The Class C Non-Voting Shares could be converted into Class B Non-Voting Shares (on a share-for-share basis) at any time or Common Shares and Class B Non-Voting Shares (on the basis of one-half Common Share and one-half Class B Non-Voting Share for each Class C Non-Voting Share) in certain circumstances.

Number of Pre-recapitalization Shares	Common	Class B	Class C

Balance, December 31, 2000 and 2001	17,580,396	51,093,362	21,775,017
Issued pursuant to options	—	142,218	—
Cancelled pursuant to Plan of Arrangement [note 1]	(17,580,396)	(51,235,580)	(21,775,017)

Balance, December 31, 2002	—	—	—

Dollars, pre-recapitalization	Common	Class B	Class C

Balance, December 31, 2000 and 2001	124.8	863.5	347.8
Issued pursuant to options	—	—	—
Cancelled pursuant to Plan of Arrangement [note 1]	(124.8)	(863.5)	(347.8)

Balance, December 31, 2002	—	—	—

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

2002 Transactions

All pre-recapitalization Common Shares, pre-recapitalization Class B Non-Voting Shares and pre-recapitalization Class C Shares were cancelled pursuant to the Plan of Arrangement [note 1].

Pre-recapitalization Stock Options

All pre-recapitalization options of the Company were granted pursuant to the Plan from shares reserved for issuance upon the exercise of options granted under such Plan. At December 31, 2001, the Plan reserved a maximum of 2,640,333 Common Shares and 9,392,734 Class B Non-Voting Shares for issuance upon the exercise of options granted including shares reserved for issuance under options outstanding at the Plan initiation date, December 21, 1995. All shares reserved for issuance under the Plan were granted under the terms and conditions of the Plan. This Plan permitted the granting of options at a price no less than the closing price of the Common Shares or Class B Non-Voting Shares, as applicable, on the Toronto Stock Exchange on the first day preceding the date on which the option was granted that such shares trade, and for a term not to exceed 10 years from the date of grant. Options granted January 1, 1999 and onwards vested in three yearly installments of 33.3% each. Options granted prior to January 1, 1999 vested in four yearly installments of 15%, 20%, 25% and 40% respectively. During 2002, all outstanding pre-recapitalization options of the Company were cancelled pursuant to the Plan of Arrangement [note 1].

Pre-recapitalization Employee Plan

Effective July 1, 1999, the Company amended the Employee Plan to advance funds [“employer contributions”] to employees at the rate of $0.50 for each dollar contributed by the employee towards the purchase of Common Shares. Employer contributions vested 12 months after the funds were advanced. Effective January 31, 2002, employee contributions to the Employee Plan were suspended.

Prior to July 1, 1999, the Company contributed $0.15 for each dollar contributed by the employee toward the purchase of Class B Non-Voting Shares. Employees’ contributions were generally capped at 10% of gross wages. Shares acquired by employees were not subject to any vesting criteria.

All shares purchased under the Employee Plan were purchased on the open market.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

10. INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to the provision for income taxes is as follows:

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	March 31, 2002	2001

Income tax recovery based on the combined statutory rate of 37% (39% - 2002; 42% - 2001)	10.7	21.5	36.2	643.7
Tax effect of items not taxable (deductible) for tax	9.6	35.2	(3.7)	(449.7)
Unrecognized tax benefits of losses and temporary differences	(20.3)	(56.7)	(35.8)	(187.2)
Realization of income tax assets not recognized on implementation of fresh start accounting	(4.3)	—	—	—
Large corporations tax	(2.0)	(2.6)	1.0	(2.9)
Reduction in future income tax liability resulting from substantively enacted tax rate reduction	—	—	3.3	4.0

Income taxes benefit (expense)	(6.3)	(2.6)	1.0	7.9

The benefit of tax items that arose prior to the application of fresh start accounting of $4.3 [2002 – nil] are recorded through a reduction of unamortized customer relationships.

Future income tax liability consists of tax (benefits) liabilities arising from:

	2003	2002

Benefits:
Taxable loss carryforwards	(383.8)	(297.0)
Accounting values of liabilities in excess of tax values	(56.9)	(38.9)

Total future tax benefit	(440.7)	(335.9)

Liabilities:
Accounting values of assets in excess of tax values	44.6	5.7

Total future income tax liability	44.6	5.7

Net future income tax benefit	(396.1)	(330.2)
Valuation allowance	396.1	330.2

Net future income tax liability	—	—

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

At December 31, 2003, the Company had approximately $985.1 in losses available for Canadian income tax purposes to reduce future years’ taxable income. Income tax losses will expire as follows:

2006	221.2
2007	304.0
2008	207.4
2009	208.4
2010	44.1

985.1

At December 31, 2003, the Company had approximately $94.2 in losses available for U.S. income tax purposes to reduce future years’ taxable income. Income tax losses will expire as follows:

2021	8.6
2022	72.0
2023	13.6

94.2

11. FINANCIAL COMMITMENTS AND GUARANTEES

The Company leases office space under operating leases that expire through 2013. The Company also has agreements with certain telephone companies that guarantee the long-term supply of network facilities at discounts to full rates and agreements relating to the operations and maintenance of the network. In addition, the Company enters into agreements with suppliers to provide services and products that include minimum spend commitments.

The future minimum payments under these agreements in aggregate and for each of the next five years and thereafter are as follows:

	Office	Network	Other Services
	Space	Facilities	& Products

2004	14.3	21.5	26.1
2005	13.7	13.1	23.5
2006	13.0	3.9	15.9
2007	4.9	2.5	—
2008	2.7	1.8	—
Thereafter	5.7	10.0	—

	54.3	52.8	65.5

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

On April 10, 2002, the Company and Sprint executed an agreement [the “Sprint Agreement”] that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement is for a period of 10 years commencing April 1, 2002. The Sprint Agreement requires Sprint or its affiliates to provide various products and services to the Company. In addition, the Company continues to have exclusive use of the Sprint trademark in Canada for these services. The Company and Sprint have agreed to treat each other with “preferred partner” status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5% royalty to Sprint on substantially all revenue for the first five years and 2.0% for the remaining five years of the term.

Periodically in the normal course of conducting its business, the Company enters into various dispositions of its excess fibre, land interests, switch equipment and other related assets. The terms of these agreements generally include representations and warranties concerning the assets being sold. As well, indemnities for breach of these representations and warranties may be provided to the purchaser, usually limited to the value of the particular transaction.

A review of the major dispositions of the Company and its predecessors has been conducted to establish a summary of the outstanding indemnities. Terms of agreements generally provide for a limitation of losses and to the best of its knowledge the Company considers the exposure under the indemnities it has provided are unlikely to result in claims representing a material amount.

Occasionally, in the normal course of business the Company provides guarantees of third party performance in respect of customer lease arrangements. The current total of these obligations is approximately $0.6.

12. CONTINGENCIES

Litigation

On March 1, 2002, the Company was notified of an appeal to the Superior Court of Ontario decision with respect to an application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a “change in control agreement” with certain senior management dated September 9, 1999. The Superior Court of Ontario ruled that no change of control had occurred. On February 20, 2004, the Court of Appeal decided in favour of the Company on the appeal of the Superior Court decision [note 21]. The funds held in trust by Computershare Investor Services Inc. were released during 2002.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

13. ACQUISITIONS

On July 15, 2003, the Company acquired certain assets of Mosaic Performance Solutions Canada (MPS Canada), a reseller of private label long distance services, from its parent group Mosaic Group Inc. The assets acquired include working capital valued at $3.3, computer equipment, software, furniture and fixture assets valued at $2.7 and customer relationships valued at $13.7. This acquisition has been accounted for as a business acquisition using the purchase method, and the results of operations were included in these consolidated financial statements from the date of acquisition. The purchase price was allocated to net identifiable assets acquired based on their estimated fair values. This business will operate as eForce, a division of a subsidiary of the Company.

On September 27, 2002, the Company acquired 75% of the non-voting shares and 24% of the voting shares in Time iCR Inc., a provider of customized, managed and hosted call processing solutions, for $1.0. The assets and liabilities acquired were less than $2.6 and $2.6 respectively. The Company also has a call right under a contractual arrangement with a member of the Company’s management who owns 51% of the outstanding voting rights of Time iCR Inc. As a result, while the Company does not have voting control of Time iCR Inc., the Company has determined under generally accepted accounting principles it will consolidate its interest in Time iCR Inc.. On February 13, 2004 the Company acquired the remaining 25% non-voting shares and 76% voting shares of Time iCR.

On January 10, 2001, the Company acquired the 50% interest in NorthPoint Joint Venture owned by NorthPoint Communications Group Inc. for $8.0 by way of redemption of shares. As a result, NorthPoint Canada Enterprises Inc., which subsequently amalgamated and changed its name to 3989828 Canada Inc., is now a wholly-owned subsidiary.

These acquisitions were accounted for using the purchase method, and the results of operations were included in these consolidated financial statements from the dates of acquisition. In each acquisition, the purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

14. RELATED PARTY TRANSACTIONS

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in significant sales and purchases of telecommunication services with Sprint, which maintains an approximate 6.7% equity interest in the Company, through its subsidiary, Sprint. These transactions were made at market prices under normal trade terms and conditions. In addition, a royalty payment based on revenues is paid to Sprint [note 11]. At December 31, 2003, the net balance due to Sprint and its affiliates is $12.9 [2002 - $16.1]. Revenue, carrier charges and royalty costs transactions with Sprint and its affiliates for each of the periods in the three years ended December 31 are as follows:

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	March 31, 2002	2001

Revenue	27.0	14.9	5.5	23.3
Carrier charges	27.6	33.7	11.4	37.9
Royalty costs	19.5	19.5	—	—

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in sales of telecommunication services with Cybersurf Corp., in which the Company maintains an approximate 5% equity interest and has a right to appoint two positions on its Board. These transactions were made at market prices under normal trade terms and conditions. At December 31, 2003, the net balance prepaid by Cybersurf Corp. is $0.1 [2002 – $0.3]. Included in revenue are transactions with Cybersurf Corp. for each of the periods in the three years ended December 31 as follows:

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	March 31, 2002	2001

Revenue	3.2	1.8	0.6	2.9

15. RESTRUCTURING AND OTHER CHARGES

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
		Dec 31,	March 31,
	2003	2002	2002	2001

Non-recoverable fibre maintenance costs (a)	7.0	—	—	—
Special charge (b)	—	30.5	—	17.4
Writedown of goodwill (c)	—	—	—	1,071.1
Loss on closure of subsidiary (d)	—	—	—	21.2

	7.0	30.5	—	1,109.7

(a)	During 2003, the Company recorded a special charge of $7.0 for fibre maintenance costs that will be incurred by the Company under contracts for up to 15 years in length without any foreseeable future economic benefit and for which the Company has determined there is no reasonable prospect of recovery.

(b)	In 2002, the Company recorded a special charge of $19.8 for severance, facility, lease and contract termination costs incurred as part of its plan to further streamline and focus its operations. As well, during this period the Company recorded a special charge of $10.7 for a provision on redundant assets. As at December 31, 2003, $4.7 of the provision was included in accounts payable and accrued liabilities. Approximately $0.3 will be paid by March 31, 2004 and the remainder will be paid over the terms of the related leases up to a maximum period of 7 years.

During 2001, the Company recorded a special charge of $8.0 for severance, facility and lease termination costs incurred as part of its plan to focus on profitability. As well, during this period, the Company recorded a special charge of $9.4 for an additional provision on redundant assets. As at December 31, 2003, none of the provision was included in accounts payable and accrued liabilities.

(c)	In 2001, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to: (i) deterioration of the economic environment; (ii) the substantial decline of market value of companies in the telecommunications services sector; and (iii)

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

the decrease in the Company’s revenue base. The assessment indicated that the decline within the industry was significant and other than a temporary impairment.

A comparison of projected undiscounted cash flows to the carrying value of the long-lived assets, including goodwill, indicated that an impairment charge was required. The amount of the impairment charge was determined by comparing the excess of the carrying value of the long-lived assets over their estimated fair value based on a number of scenarios and considering the probability of their expected outcome.

Fair value was estimated by projecting a range of future discounted cash flows excluding interest expense. The cash flow period used was 4 years and the terminal values were estimated based on an analysis of a range of industry-wide comparable EBITDA multiples. The Company evaluated a range of discount rates used as the Company’s average cost of capital. The assumptions supporting the estimated future cash flows, discount rate and terminal values were based on management’s best estimates.

(d)	In 2001, the Company recorded a charge of $21.2 relating to the closure of its wholly-owned subsidiary, ascenda Inc., as part of its plan to focus on the profitable deployment of capital resources in core operations. The charge included $18.6 for writedown of capital assets and $2.6 for severance and contract termination costs.

16. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares and Class B Non-Voting Shares outstanding during the period after recapitalization [December 31, 2003 – 27,484,447; December 31, 2002 – 23,839,638]. Earnings (loss) per share for the prior years and three months ended March 31, 2002 have been calculated on the basis of income (loss) divided by the weighted average number of Pre-recapitalization Common Shares, Pre-recapitalization Class B Non-Voting Shares and Pre-recapitalization Class C Non-Voting Shares outstanding during the year. The Pre-recapitalization weighted average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 – 4,529,550]. Due to a loss for all periods presented, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

Net Change in Non-Cash Working Capital Balances

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	March 31, 2002	2001

Accounts receivable	37.8	24.0	23.1	44.5
Other current assets	(43.3)	40.7	1.0	21.8
Accounts payable and accrued liabilities	(2.0)	(4.4)	(32.4)	(129.4)

Net change in non-cash working capital balances related to operations	(7.5)	60.3	(8.3)	(63.1)

Non-Cash Transactions

Acquisition of capital assets as shown in the consolidated statements of cash flows and changes in accounts payable and accrued liabilities were increased (reduced) by accrued amounts as follows:

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	Mar 31, 2002	2001

Accrued amounts	(2.2)	8.2	(3.8)	(2.0)

During 2003, the Company entered into an agreement to swap fibre valued at $1.9 in exchange for consideration of fibre valued at the same amount. Accordingly, this transaction is not reflected in the consolidated statements of cash flows.

During 2002, the Company acquired capital assets of $13.2 in exchange for consideration of cash in trust of $13.2. Accordingly, this transaction is not reflected in the consolidated statements of cash flows.

During 2001, the Company disposed of capital assets of $15.0 in exchange for consideration of capital assets of $15.0. Accordingly, these transactions are not reflected in the consolidated statements of cash flows.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Other Information

			Pre-recapitalization

		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	March 31, 2002	2001

Cash received for interest	4.2	3.4	6.2	18.1
Cash paid for interest	46.8	52.3	18.3	99.7
Cash paid for capital and income taxes	3.4	9.9	0.5	2.2

18. ADDITIONAL FINANCIAL INFORMATION

[a] Fair Values

The carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2003 and 2002 are as follows:

	2003		2002

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial assets
Cash and cash equivalents	56.5	56.5	34.1	34.1
Short-term investments	93.6	93.6	90.9	90.9
Accounts receivable	42.7	42.7	89.3	89.3
Other current assets	48.9	48.9	4.4	4.4
Investment in Cybersurf Corp.	0.4	0.3	0.4	0.2
Financial liabilities
Accounts payable and accrued liabilities	159.1	159.1	159.4	159.4
Long-term liabilities	424.1	422.7	511.8	293.4

The fair values of the Company’s financial instruments have been determined as outlined below, however, the estimated fair values do not necessarily represent amounts that the Company could potentially realize or be obligated to pay in a current market exchange between arm’s length parties.

Cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities

The carrying values of the Company’s cash and cash equivalents, short-term investments, accounts receivable, other current assets, and accounts payable and accrued liabilities approximate fair values due to their current nature.

Investment in Cybersurf Corp.

The fair value of the Company’s investment in Cybersurf Corp. is based on the closing price on The Canadian Venture Exchange.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Long-term liabilities

The Company’s debt trades over-the-counter and is not listed on an exchange. The fair value of the Company’s long-term debt is estimated based on current trading values using best estimates. The fair value of the Company’s right of way liability is based on discounted future cash flows and approximates carrying value.

[b]	Other Disclosures

Credit Risk

Short-term investments are placed exclusively with entities having ratings of at least A-1, A-2, P-1 or P-2 by recognized debt rating agencies.

The Company’s accounts receivable are not subject to any concentration of credit risk. The portfolio is diversified as to both geographic and industry concentrations.

Currency Agreements

The Company has not entered into any cross-currency swap agreements to mitigate its exposure to fluctuations in the relationship between the Canadian and U.S. dollars created by the Company’s U.S. dollar denominated debt obligation. As a result, the Company is exposed to risk of currency fluctuation for the U.S. $458.6 that will be paid in principal and interest over the remaining term of this instrument.

19. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data, local and wireless telecommunications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Solutions, including small, medium and large business and government customers and (iii) Carrier Services including other providers and carriers of telecommunications services. During 2003, the Company changed the presentation by customer segment to better align with the management structure. Accordingly, segmented information of previous periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Customer Segments

Twelve months ended	Consumer	Business	Carrier	Corporate
December 31, 2003	Services	Solutions	Services	and other	Total

Long distance	176.5	153.6	162.8	—	492.9
Data	15.2	134.0	50.1	—	199.3
Local	75.9	31.0	4.8	—	111.7
Wireless	1.4	—	—	—	1.4

Total revenues	269.0	318.6	217.7	—	805.3
Operating costs	(95.3)	(63.0)	(7.9)	(131.4)	(297.6)

	173.7	255.6	209.8	(131.4)	507.7

Carrier costs					(409.9)
Restructuring and other charges					(7.0)
Depreciation and amortization					(156.8)

Operating loss					(66.0)

Nine months ended	Consumer	Business	Carrier	Corporate
December 31, 2002	Services	Solutions	Services	and other	Total

Long distance	136.7	110.6	125.6	—	372.9
Data	15.5	107.3	43.6	—	166.4
Local	43.3	14.2	2.1	—	59.6
Wireless	—	—	—	—	—

Total revenues	195.5	232.1	171.3	—	598.9
Operating costs	(71.3)	(43.7)	(13.7)	(98.6)	(227.3)

	124.2	188.4	157.6	(98.6)	371.6

Carrier costs					(335.7)
Restructuring and other charges					(30.5)
Gain on repurchase of long-term debt					93.1
Net gain on sale of capital assets and rights					9.4
Depreciation and amortization					(120.3)

Operating loss					(12.4)

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Three months ended	Consumer	Business	Carrier	Corporate
March 31, 2002	Services	Solutions	Services	and other	Total

Long distance	46.4	39.7	44.6	—	130.7
Data	5.9	37.6	15.4	—	58.9
Local	9.4	2.5	0.3	—	12.2
Wireless	—	—	—	—	—

Total revenues	61.7	79.8	60.3	—	201.8
Operating costs	(22.7)	(16.7)	(2.8)	(30.9)	(73.1)

	39.0	63.1	57.5	(30.9)	128.7

Carrier costs					(116.8)
Depreciation and amortization					(41.8)

Operating loss					(29.9)

Twelve months ended	Consumer	Business	Carrier	Corporate
December 31, 2001	Services	Solutions	Services	and other	Total

Long distance	244.1	159.9	220.5	—	624.5
Data	36.3	171.3	70.1	—	277.7
Local	22.4	3.4	0.4	—	26.2
Wireless	—	—	—	—	—

Total revenues	302.8	334.6	291.0	—	928.4
Operating costs	(92.1)	(70.4)	(13.1)	(109.1)	(284.7)

	210.7	264.2	277.9	(109.1)	643.7

Carrier costs					(508.9)
Restructuring and other charges					(1,109.7)
Net gain on sale of capital assets and rights					6.1
Depreciation and amortization					(213.1)

Operating loss					(1,181.9)

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

20. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The significant adjustments which are described below would be required in the consolidated financial statements to comply with U.S. GAAP.

	2003	2002

Balance Sheets – Assets
Canadian GAAP - Current Assets	241.7	218.7
Investment available for sale (a)	0.3	0.2

U.S. GAAP – Current Assets	242.0	218.9

Canadian GAAP – Capital Assets	515.2	600.0
Capitalized interest (c)	5.9	7.1
Writedowns and fresh start adjustments (b)	89.7	89.7
Writedown of assets held for sale (b)	(78.6)	(78.6)
Depreciation of writedowns and fresh start adjustments (b)	(3.1)	(1.6)
Disposal of writedowns and fresh start adjustments (b)	(1.7)	—

U.S. GAAP – Capital Assets	527.4	616.6

Canadian GAAP – Other Assets	80.7	101.1
Investment available for sale (a)	(0.4)	(0.4)
Writedowns and fresh start adjustments (b)	4.3	—

U.S. GAAP – Other Assets	84.6	100.7

U.S. GAAP – Total Assets	854.0	936.2

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

	2003	2002

Balance Sheets - Liabilities
Canadian GAAP – Accounts Payable and Accrued Liabilities	159.1	159.4
Disposal gain not recognized under fresh start accounting (b)	(0.9)	—

U.S. GAAP – Accounts Payable and Accrued Liabilities	158.2	159.4

Canadian GAAP – Future Income Tax Liability	—	—
Future income tax liability (b)	21.3	28.3

U.S. GAAP – Future Income Tax Liability	21.3	28.3

Canadian GAAP – Long-term Liabilities	424.1	511.8
Future interest payments on long-term debt (b)	205.6	301.5

U.S. GAAP – Long-term Liabilities	629.7	813.3

U.S. GAAP – Total Liabilities	809.2	1,001.0

Balance Sheets – Shareholders’ Equity
Canadian GAAP - Capital Stock	347.4	306.3
Share purchase incentives	4.6	4.6
Reduction in stated capital (f)	10.7	10.7
Recapitalization adjustments (b)	(6.5)	(6.5)
Writedowns and fresh start adjustments (b)	1,036.3	1,036.3
Issue of capital stock (b)	187.9	187.9

U.S. GAAP – Capital Stock	1,580.4	1,539.3

Canadian GAAP – Deficit	(93.0)	(57.7)
Share purchase incentives	(4.6)	(4.6)
Reduction in stated capital (f)	(10.7)	(10.7)
Writedowns and fresh start adjustments (b)	(1,671.8)	(1,671.8)
Reduction of intangible assets (b)	4.3	—
Depreciation not recognized under fresh start accounting (b)	(3.1)	(1.6)
Income tax benefit related to future tax liability (b)	14.7	6.1
Interest expense on long-term debt (b)	88.2	43.6
Gain on repurchase of long-term debt (b)	81.9	81.9
Foreign exchange gain on long-term debt (b)	55.2	3.9
Loss on disposal of capital assets	(0.8)	—
Capitalized interest (c)	5.9	7.1
Change in enacted tax rate (e)	(1.6)	—

U.S. GAAP – Deficit	(1,535.4)	(1,603.8)

Canadian GAAP - Other Comprehensive Income (Loss)	—	—
Unrealized losses on investment available for sale	(0.2)	(0.3)

U.S. GAAP – Other Comprehensive Income (Loss)	(0.2)	(0.3)

Total U.S. GAAP Shareholders’ Equity (Deficiency)	44.8	(64.8)

Total U.S. GAAP Liabilities and Shareholders’ Equity (Deficiency)	854.0	936.2

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Statements of Operations

	2003	2002	2001

Net income (loss) for the 12 months ended December 31 based on Canadian GAAP	(35.3)	(149.5)	(1,524.7)
Recapitalization and fresh start adjustments (b)	—	(93.8)	—
Reduction of intangible assets (b)	4.3	—	—
Gain on repurchase of long-term debt (b)	—	81.9	—
Interest expense on long-term debt (b)	44.6	43.6	—
Foreign exchange gain on long-term debt (b)	51.3	3.9	—
Incremental loss on disposal and writedown regarding capitalized interest (c)	(0.2)	(4.6)	(2.4)
Depreciation not recognized under fresh start accounting (b)	(1.5)	(1.6)	—
Capitalized interest, net of depreciation (c)	(1.0)	(1.0)	2.9
Loss on disposal of capital assets	(0.8)	—	—
Income tax benefit from future income tax liability (b)	8.6	6.1	—
Amortization of integration costs capitalized (d)	—	—	(1.0)
Writedown of integration costs capitalized (d)	—	—	(22.7)
Change in enacted tax rate (e)	(1.6)	—	9.0

Net income (loss) before extraordinary items for the 12 months ended December 31 based on U.S. GAAP	68.4	(115.0)	(1,538.9)
Extraordinary item – gain on debt restructuring (b)	—	1,292.5	—

Net income (loss) after extraordinary items for the 12 months ended December 31 based on U.S. GAAP	68.4	1,177.5	(1,538.9)
Unrealized gain (loss) on investment available for sale	0.1	(0.1)	(0.2)

Comprehensive income (loss) for the 12 months ended December 31 based on U.S. GAAP	68.5	1,177.4	(1,539.1)

U.S. GAAP Earnings (Loss) Per Share - Basic
Net income (loss) before extraordinary items - basic	2.49	(6.03)	(17.01)
Extraordinary item – basic	—	67.75	—

Net income (loss) - basic	2.49	61.72	(17.01)

U.S. GAAP Earnings (Loss) Per Share - Diluted
Net income (loss) before extraordinary items - diluted	2.47	(6.03)	(17.01)
Extraordinary item – diluted	—	67.71	—

Net income (loss) – diluted	2.47	61.68	(17.01)

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Statements of Cash Flows

	2003	2002	2001

Cash provided by (used in) operating activities based on Canadian GAAP	33.7	6.1	(27.2)
Interest expense on long-term debt (b)	—	43.6	—

Cash provided by (used in) operating activities based on U.S. GAAP	33.7	49.7	(27.2)

Cash provided by (used in) investing activities based on Canadian and U.S. GAAP	(49.7)	154.2	(262.9)

Cash provided by (used in) financing activities based on Canadian GAAP	38.4	(29.9)	5.7
Recapitalization adjustments (b)	—	(111.8)	—
Interest expense on long-term debt (b)	—	(43.6)	—

Cash provided by (used in) financing activities based on U.S. GAAP	38.4	(185.3)	5.7

Net increase (decrease) in cash and cash equivalents for the 12 months ended December 31 based on U.S. GAAP	22.4	18.6	(284.4)

(a)	Under Canadian GAAP, portfolio investments are accounted for at the lower of cost and market. Under U.S. GAAP, portfolio investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

(b)	Under Canadian GAAP, the Company’s capital reorganization and comprehensive revaluation of assets and liabilities is accounted for under fresh start accounting. U.S. GAAP does not recognize the recapitalization adjustments, writedowns and the elimination of the deficit made under fresh start accounting [note 1].

Under U.S. GAAP, the Company’s debt restructuring is accounted for in accordance with Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” [“SFAS 15”]. The fair value of the equity interest granted to Sprint of $25.0 and the fair value of the equity interest granted to the noteholders of $163.1, reduced by direct issuance costs of $0.2, are added to capital stock.

Under U.S. GAAP, the impairment in value of assets held for sale of $78.6 is accounted for in accordance with “Accounting for the Impairment or Disposal of Long-lived Assets” [“SFAS 144”]. The reduction in the value of other in-use capital assets of $11.1 made under Canadian GAAP does not apply under U.S. GAAP. Under U.S. GAAP, an additional $1.5 of depreciation would have been expensed during 2003 [2002 - $1.6].

Under Canadian GAAP, the Q1 2002 royalty payment to Sprint of $4.9 was accounted for under the restructuring. Under U.S. GAAP, the payment is included in the statement of operations of the current period.

Under U.S. GAAP, the gain on debt restructuring is determined in accordance with SFAS 15. The fair value of the assets transferred to the noteholders include cash and an equity interest, net of issuance costs. The remaining direct costs of the Plan of Arrangement of $18.3 are deducted in measuring the gain on restructuring. Also included in the determination of the gain is the carrying amount of the pre-recapitalization notes cancelled, and accrued interest thereon, net of related deferred financing costs, and the carrying amount of the newly issued Senior Secured Notes due 2008, accrued interest thereon, and future interest payments.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Under U.S. GAAP, all cash payments under the terms of the Senior Secured Notes are accounted for as reductions of the liability, and no interest expense is recognized over the remaining life of the debt. Under Canadian GAAP, interest expense is recognized in the statement of operations.

Under Canadian GAAP, the future income tax liability was valued at nil under the application of fresh start accounting. Under U.S. GAAP, the value of the future income tax liability is not impacted by the debt restructuring.

Under Canadian GAAP, the benefit of tax items that arose prior to the application of fresh start accounting of $4.3 [2002 – nil] are recorded through a reduction of unamortized customer relationships. Under U.S. GAAP, the reduction is not applied.

Additional information regarding the Company’s financial reorganization is presented in note 1.

(c)	Under U.S. GAAP, interest expense to date of $5.9 [2002 - $7.1, 2001 - $12.7] would have been capitalized as part of the cost of constructing fibre optic cable and buildings and therefore included in the cost of the assets in determining the losses on disposal. Under Canadian GAAP, these amounts have been expensed.

(d)	Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Therefore, for U.S. GAAP, these integration costs were included as part of the cost used to determine the writedown of goodwill which occurred at September 30, 2001 [note 15]. Under Canadian GAAP, these integration costs were previously expensed.

(e)	Under Canadian GAAP, future income tax liabilities are valued using the income tax rates expected to apply when the liability is settled or the asset is realized based on substantively enacted income tax rates. Under U.S. GAAP, income tax rates applied are based on those completely enacted into law.

(f)	Canadian GAAP allows for the reduction of the stated capital of outstanding shares with a corresponding offset to deficit. This reclassification which the Company made in 1992 is not permitted by U.S. GAAP.

(g)	Under Canadian GAAP, the Company accounted for its investment in a joint venture using the proportionate consolidation method in 2000 prior to the joint venture becoming a wholly-owned subsidiary in 2001. Under U.S. GAAP, the Company should account for its investment in the joint venture using the equity method. However, as permitted by the United States Securities and Exchange Commission, this difference in accounting has not been reflected in the U.S. GAAP amount above.

(h)	Under Canadian GAAP, stock options are accounted for at the date of exercise when the purchase is recorded as an increase to capital stock. For purposes of reconciliation to U.S. GAAP, stock options granted to employees have been accounted for in accordance with Accounting Principles Board [“APB”] Opinion 25, such that the excess of the market value of the shares over the exercise price is expensed and charged to income with a corresponding increase to capital stock over the vesting period. Certain stock options are considered to be part of a variable stock option plan under U.S. GAAP in accordance with Financial Accounting Standards Board Interpretation Number 44 and as such compensation expense is recorded for the excess of the market value of the shares over the exercise price at each reporting period [2003, 2002 and 2001 – nil].

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

(i)	U.S. GAAP SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions.

(j)	U.S. GAAP does not recognize the disclosure of any subtotal of the amount of cash, cash equivalents and short-term investments in the consolidated balance sheets.

(k)	U.S. GAAP does not recognize the disclosure of a subtotal of the cash flow from operations before net change in non-cash working capital items in the consolidated statements of cash flows.

Additional Information

U.S. GAAP also requires additional disclosures of information shown below.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 [“SFAS 123”], which requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 1994 under the fair value method of that statement. The Company has utilized the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

	2003	2002	2001

Risk free interest rate	2.85% to 3.50%	3.26% to 5.47%	3.83% to 5.52%
Expected dividend yield	0%	0%	0%
Expected volatility, Common Shares	107.6% to 108.3%	64.8% to 90.7%	71.1% to 77.8%
Expected volatility, Class B Non-Voting Shares	—	—	75.4% to 90.4%
Expected time until exercise, in years	3.0	3.0 to 7.0	3.0

The weighted average fair value of all options granted is estimated at $1.61 per share in 2003 [2002 - $5.60, 2001 - $0.63].

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to operating expense over the options’ vesting period. The Company’s pro forma information is as follows:

	2003	2002	2001

U.S. GAAP pro forma net income (loss)	66.7	1,176.2	(1,539.6)
U.S. GAAP pro forma basic income (loss) per share	2.43	61.66	(17.02)

Selling, general and administration costs of $267.5 [2002 – $250.4; 2001 – $252.0], advertising costs of $14.2 [2002 – $18.4; 2001 - $17.1], lease rental costs of $15.0 [2002 – $15.0; 2001 - $15.5], and bad debt costs of $0.9 [2002 - $16.6; 2001 - $0.1] were expensed as incurred during the year under both Canadian and U.S. GAAP.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

New Pronouncements

The Financial Accounting Standards Board [the “FASB”] has issued Interpretation No. 46, “Consolidation of Variable Interest Entities” in December 2003. Similar to AcG-15 in Canadian GAAP, Interpretation 46 provides criteria and guidelines to determine whether an entity is a variable interest entity to the Company for consolidation purposes. The Company will adopt the requirements of Interpretation 46 and is currently reviewing the impact of the Interpretation.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” [“Interpretation 45”]. Interpretation 45 requires disclosure by a guarantor regarding its obligations under certain guarantees it has issued, effective December 31, 2002. Interpretation 45 also requires recognition of a liability for the fair value of its obligations under guarantees issued after December 31, 2002. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting these pronouncements.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” [“SFAS 148”]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based compensation. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting these pronouncements.

21. SUBSEQUENT EVENT

On February 20, 2004, the Court of Appeal of Ontario agreed with the trial judge and dismissed the appeal of an earlier decision regarding a “change in control agreement” [note 12]. The appellants have 60 days in which to seek leave to appeal to the Supreme Court of Canada.